Exhibit 99.1
ArcelorMittal reports fourth quarter 2025 and full year 2025 results
Luxembourg, February 5, 2026 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company” or the "Group") (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and twelve-month periods ended December 31, 2025
4Q 2025 key highlights:
Safety focus is driving improved performance: Protecting employee health and safety is a core Company value. Progress is evident across all key safety KPIs, including a significant improvement in fatality prevention. The Company is now entering the second year of its three‑year safety transformation program, moving into the implementation and scale‑up phase and embedding the foundations for a consistent ‘one safety culture’ across the Group
Strategy is delivering structurally improved margins: Despite facing significant headwinds in 2025, the Company delivered a resilient performance with EBITDA of $6.5bn, supported by $0.7bn from strategic growth investments. This included record Liberia iron ore shipments and the ongoing expansion of renewables capacity in India. EBITDA per tonne rose to $121, more than double previous cycle lows, reflecting continued asset optimization, diversified market exposure, and the benefits of the strategic investment program. FY 2025 net income was $3.2bn and basic EPS $4.13/sh (adjusted net income of $2.9bn and EPS $3.85/sh)4
Business continues to generate significant cash flow for investment and returns: Over the past 12 months, the Company generated $1.9bn in investable cash flow6 (net cash provided by operating activities less maintenance/normative capex), broadly in line with $2.0bn generated in FY 2024. In 2025, the Company invested $1.1bn in strategic capex to build long‑term EBITDA capacity, returned $0.7bn to shareholders, and allocated $0.2bn to M&A
A solid investment grade balance sheet is our strategic foundation: In 2025, both Moody’s (Baa2, stable outlook) and S&P (BBB, stable outlook) upgraded ArcelorMittal's credit ratings, reflecting the stronger credit profile, consistent cash generation and improved resilience. Year-end net debt was $7.9bn (gross debt of $13.4bn and cash and cash equivalents of $5.5bn) with total liquidity of $11.0bn7
Capital return policy is creating significant value for shareholders: Reflecting the continued structural improvement in earnings, the Board proposes to increase the annual base dividend to shareholders to $0.60/sh in FY 2026 (from $0.55/sh in FY 2025), to be paid in four equal quarterly installments starting March 2026.
The Company will continue to return a minimum of 50% of post-dividend free cash flow to shareholders via share buybacks. In 2025, the Company repurchased 8.8m shares for $262m, bringing the total reduction in the fully diluted share count to 38% since September 20205
Strategic priorities
A balanced and fair European steel market: CBAM, together with the new tariff-rate quota (TRQ) trade tool structurally resets the outlook for the European steel industry. Lower imports will lead to higher capacity utilization, restoring profitability and returns on capital to healthy, sustainable levels. ArcelorMittal is well positioned to meet the anticipated increase in domestic demand with high-quality European steel delivered with premium service levels
Harness the economic opportunities of the energy transition to create shareholder value: Steel is central to the global energy transition, and ArcelorMittal is positioning its portfolio to capture the best opportunities across the value chain. This includes building high-quality renewable energy with a clear pipeline to 2.8GW capacity by end 2028, expanding capability to meet rising demand for low carbon-intensity steels with 3.4Mt new EAF capacity, and growing automotive electrical steels capacity to 0.4Mt NOES by end of 2028. These investments will continue to support a higher‑quality, higher‑margin earnings profile for the Group
Strategic growth delivery: The Group's strong financial position (supported by a positive free cash flow outlook for 2026 and beyond) continues to enable disciplined organic investment aimed at strengthening future profitability and cash generation
•In 2025, EBITDA benefited from key strategic projects, including the Vega CMC expansion in Brazil (completed in 2024), the 1GW renewables project in India, Liberia iron ore capacity expansion, and contributions from recent M&A including the 100% consolidation of Calvert in the US (from June 2025)
•Recently completed and ongoing projects are expected to add a further $1.6bn of EBITDA potential ($0.7bn in 2026 and $0.9bn from 2027 onward). Growth in 2026 will be supported by: start-up of the 4.5Mtpa DRI-quality pellet feed plant at Serra Azul (Brazil); ramp up of the new 400kt sections and bar mill in Barra Mansa (Brazil); continued progress towards 20Mtpa iron ore capacity in Liberia (expected to be completed by the end of 2026); and ongoing ramp‑up of the 1.5Mtpa EAF in Calvert toward full utilization, and the full impacts of recently completed M&A
•From 2027 onward, further potential uplift is expected to come from: the AMNS India expansion to 15Mtpa (2H 2026); the Las Truchas (Mexico) concentrate capacity increase and Mardyck (France) electrical steels project, both expected to start up in 1H 2027; the non-grain oriented electrical steel (NOES) facility in the US (2H 2027) and the completion of the new 1GW India renewables program in 2028
Outlook
Demand expected to increase in 2026: The Company expects world ex-China apparent steel demand to grow by +2% in FY 2026. The Company forecasts steel production and shipments to increase across all regions in 2026 versus 2025, supported by operational improvements and the impact of trade protections. In Europe in particular, ArcelorMittal is expecting to benefit as domestic mills progressively regain market share from imports with the combined effect of CBAM and the new TRQ mechanism strengthening through the year
Capex in support of growth: ArcelorMittal’s global asset base positions the Company to capture medium‑ and long‑term growth in steel demand, driven by investments in the energy transition, new infrastructure and mobility systems, defence security and data‑center capacity. The Company's capex in 2026 is projected to be within the range of $4.5-$5.0bn

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Sales	14,971	15,657	14,714	61,352	62,441
Operating income	327	544	529	3,628	3,310
Net income/(loss) attributable to equity holders of the parent	177	377	(390)	3,152	1,339
Adjusted net income attributable to equity holders of the parent[4]	654	474	404	2,938	2,326
Basic earnings/(loss) per common share (US$)	0.23	0.50	(0.51)	4.13	1.70
Adjusted basic earnings per common share (US$)[4]	0.86	0.62	0.52	3.85	2.95

Operating income/tonne (US$/t)	25	40	39	67	61
EBITDA	1,593	1,508	1,654	6,541	7,053
EBITDA/tonne (US$/t)	123	111	122	121	130

Crude steel production (Mt)	12.8	13.6	14.0	55.6	57.9
Steel shipments (Mt)	13.0	13.6	13.5	54.0	54.3
Total Group iron ore production (Mt)	13.1	12.1	12.6	48.8	42.4
Iron ore production (Mt) (AMMC and Liberia only)	10.1	8.5	8.9	35.3	27.9
Iron ore shipment (Mt) (AMMC and Liberia only)	10.1	8.2	7.6	36.3	26.4

Weighted average common shares outstanding (in millions)	761	761	772	763	788
Commenting, Aditya Mittal, ArcelorMittal Chief Executive Officer, said:
"2025 was a pivotal year for the global steel industry and ArcelorMittal. While the ongoing geopolitical volatility brought significant challenges, important foundations were also laid for a more supportive operating environment moving forwards.
On safety, there is a visible improvement in our results, reflecting the foundations for change we have embedded across all operations. Through consistent and tangible actions, we are fundamentally transforming our approach to health and safety globally.

The global economy has seen a shift towards greater domestic supply resilience, including the introduction of widespread tariffs. This led to an increasing number of countries finally taking steps to address the competitiveness of their manufacturing industries. Nowhere was this more necessary than in Europe, where ArcelorMittal has significant, high-quality operations. One of the most important developments was the proposal for new trade measures in Europe and the enhancements to the CBAM, to level the playing field on carbon costs. Combined, this will enable European producers to recover to sustainable utilization levels, and generate healthy returns on capital. And while the full benefits of the changes in the regulatory environment will emerge over time - more visibly in the second half and into 2027 - we are very well positioned to benefit from this direction.

Globally the outlook is also more favorable, including in India where we are growing our presence and enhancing our product offering. With $0.7bn of additional EBITDA generated already from strategic growth projects in 2025, a further $1.6bn is anticipated in the coming years as other projects are commissioned. We are also uniquely exposed to emerging macro growth drivers such as the energy transition, defence, data centers and infrastructure. Overall, this combination of positive regulatory developments, structurally supportive macro trends and an improved operating environment leave us well placed to continue delivering on our long-term commitment to achieve consistent returns for shareholders."

Safety and sustainable development
Health and safety:
Protecting employee health and safety is a core value of the Company. Progress is evident across all key safety KPIs, including a significant improvement in fatality prevention and an improvement in the LTIF rate to 0.65x in 2025 (compared with 0.70x in 2024).
The Company has completed the first year of its three‑year safety transformation program, supporting ArcelorMittal’s journey toward zero fatalities and zero serious injuries. Key highlights from 2025 include:
◦Governance and safety leadership strengthened through an enhanced assurance model and completion of new safety leadership training, strengthening the ‘one safety culture’ across the Group
◦Operational and process safety advanced supported by clearer risk-management guidance and the launch of the new Process Safety Management framework, including 12 global pilot sites
◦Safety embedded across processes, including updated HR practices such as H&S competences for leaders model
In 2026, safety transformation moves into the implementation and scale‑up phase. This stage focuses on embedding the foundations needed to establish a consistent ‘one safety culture’ across the Group. Roadmaps have now been established at both the Corporate and site level to guide this work. These roadmaps are designed to drive consistency, strengthen discipline, and deliver measurable results as the core elements of our safety approach are integrated into everyday operations.
Own personnel and contractors – Lost time injury frequency rate

	4Q 25	3Q 25	4Q 24	12M 25	12M 24
North America	0.07	0.14	0.31	0.18	0.27
Brazil	0.23	0.21	0.27	0.29	0.21
Europe	1.46	1.50	1.61	1.34	1.34
Sustainable Solutions	0.50	2.18	0.87	1.27	1.01
Mining	0.24	0.21	0.24	0.20	0.18
Others	0.30	0.70	0.88	0.49	0.81
Total	0.52	0.76	0.79	0.65	0.70
Sustainable development highlights:
The EU Commission's proposed TRQ trade tool sets import quotas at close to 50% of 2024 levels. It is estimated that this can reduce imports of flat and long products by ~10Mt, which would support higher domestic capacity utilization and restore profitability and ROCE to healthy, sustainable levels.
ArcelorMittal has the capacity to meet anticipated market demand. Existing furnaces can operate at higher utilization rates, while idled units can be brought back online as demand recovers. In addition, new capacity is expected to come online in 2026 with the start-up of the 1Mt Gijon EAF for long products and the expansion of the Sestao EAF to increase flat-steel output.
The energy transition continues to present an attractive opportunity for ArcelorMittal, enabling the Group and its customers to decarbonize through investments in renewables, electrical steels for EVs, and low-carbon building solutions.
•In December 2025, the Company announced three new renewable energy projects in India totaling 1GW of solar and wind capacity, projected to deliver $0.2 billion annual non-cyclical EBITDA for the Group. Once completed, these projects will double ArcelorMittal’s renewable energy capacity in India

•ArcelorMittal announced in December 2025 that commissioning is underway on the annealing and varnishing lines (ACL) at its new electrical steels facilities in Mardyck, France. This development represents a key milestone in the Company’s plan to expand electrical steels production capacity across Europe and the US, positioning ArcelorMittal to capture high-margin demand from the electrification of the automotive sector. Completion of the reversing mill ("REV") and annealing and pickling line ("APL") is expected in 2027.

Analysis of results for the twelve months ended December 31, 2025 versus results for the twelve months ended December 31, 2024
Sales for 12M 2025 decreased by 1.7% to $61.4 billion as compared with $62.4 billion for 12M 2024, primarily driven by a 2.3% reduction in average steel selling prices.
Operating income for 12M 2025 of $3.6 billion was 9.6% higher as compared to $3.3 billion in 12M 2024, primarily reflecting a positive year-on-year impact of $1.0 billion from exceptional items and impairments (a $0.7 billion benefit in 12M 2025 versus a $0.3 billion negative impact in 12M 2024), partly offset by lower EBITDA and higher depreciation.
EBITDA decreased by 7.3% to $6,541 million in 12M 2025 as compared to $7,053 million in 12M 2024. The decline was primarily driven by weaker results in North America (impacted by Section 232 tariffs and maintenance in Mexico), and lower contributions from India and JVs and Brazil segments due to weaker prices. These impacts were partly offset by improved performance in Europe, supported by a positive price-cost effect, and contributions from project ramp-ups, notably India renewables and Liberia Phase 2.
Depreciation cost for 12M 2025 of $2.9 billion was higher as compared to $2.6 billion in 12M 2024 primarily reflecting the capitalization of new assets coming online including Liberia iron ore, India (renewables), and the Vega and Serra Azul expansions in Brazil. 12M 2026 depreciation is estimated at approximately $3.0 billion.
Interest costs for 12M 2025 were $296 million, up from $110 million in 12M 2024, primarily due to higher average gross debt levels and lower interest income.
Foreign exchange and other net financing charges were $413 million in 12M 2025 as compared to $981 million in 12M 2024. The 12M 2025 result includes non-recurring cost of $0.1 billion related to the extension of the mandatory convertible bond11, and reflects a $256 million foreign exchange gain (primarily driven by the depreciation of the US dollar against the euro and the Brazilian real), as compared to a $565 million loss in 12M 2024 (impacted by hyperinflation in Argentina and the appreciation of the US dollar against major currencies).
Current tax expense was $0.6 billion in 12M 2025, down from $1.0 billion in 12M 2024, reflecting lower proportion of earnings generated in high‑tax jurisdictions, such as Canada.
Net income increased to $3,152 million (EPS of $4.13/sh) in 12M 2025, up from $1,339 million ($1.70/sh) in 12M 2024. Adjusted net income was $2,938 million (adjusted EPS of $3.85/sh4) versus $2,326 million ($2.95/sh) in 12M 2024. The year-on-year increase in adjusted net income primarily reflects lower foreign exchange and other net financing charges and reduced tax expense, partially offset by lower EBITDA and higher interest costs.
Net cash provided by operating activities was $4.8 billion in 12M 2025 (including a $0.5 billion working capital release) as compared to $4.9 billion in 12M 2024 (including a working capital release of $0.1 billion). Capex totalled $4.3 billion in 12M 2025 (including $1.1 billion on strategic growth projects) as compared to $4.4 billion for 12M 2024 (including $1.3 billion on strategic growth projects). The Company generated free cash flow of $0.4 billion in 12M 2025 (versus $0.3 billion in the prior year). Following shareholder returns of $0.7 billion and M&A of $1.9 billion ($0.2 billion in cash plus debt consolidated), net debt increased to $7.9 billion as at December 31, 2025, as compared to $5.1 billion as at December 31, 2024.
Analysis of results for 4Q 2025 versus 3Q 2025
Sales decreased by 4.4% to $15.0 billion in 4Q 2025 as compared to $15.7 billion in 3Q 2025 primarily due to lower shipments.
Depreciation cost for 4Q 2025 was $856 million, higher than $736 million in 3Q 2025, primarily due to new assets in operation and certain assets reaching end of life.
Operating income of $0.3 billion in 4Q 2025 includes exceptional charges of $194 million which reflect $133 million of restructuring costs in Europe and a $61 million final non-cash charge on the sale of ArcelorMittal Zenica and Prijedor (Bosnia). This compares to operating income of $0.5 billion in 3Q 2025 which included $97 million in exceptional charges related to the purchase price adjustment for the acquisition of Nippon Steel's 50% stake in AM/NS Calvert.
EBITDA in 4Q 2025 of $1,593 million was 5.6% higher as compared to $1,508 million in 3Q 2025, primarily driven by higher results in the Mining segment, as well as improved results in the India and JV segment, partly offset by the North America segment.
Foreign exchange and other net financial charges of $450 million in 4Q 2025 were higher than the $86 million recorded in 3Q 2025, primarily reflecting higher foreign exchange charges ($120 million loss in 4Q 2025 versus $21 million gain in 3Q 2025) and non-recurring cost of $0.1 billion related to the extension of the mandatory convertible bond11.
Net income of $177 million in 4Q 2025 (EPS of $0.23/sh) compares to net income of $377 million ($0.50/sh) in 3Q 2025. Adjusted net income was $654 million ($0.86/sh) in 4Q 2025 versus $474 million ($0.62/sh4) in 3Q 2025.
Net cash provided by operating activities during 4Q 2025 amounted to $3.0 billion and includes a $2.4 billion release of working capital. Capex totalled $1.2 billion for 4Q 2025 (including $0.3 billion spent on strategic projects), resulting in free cash flow of $1.7 billion. Net debt declined to $7.9 billion as of December 31, 2025, as compared to $9.1 billion on September 30, 2025.

Analysis of operations
North America

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Sales	3,045	3,311	2,625	12,335	11,896
Operating (loss)/income	(21)	28	158	2,205	1,310
Depreciation	(225)	(175)	(131)	(677)	(509)
Exceptional items	—	(97)	—	1,645	—
EBITDA	204	300	289	1,237	1,819
Crude steel production (Kt)	1,804	1,662	1,883	7,755	7,538
- Flat shipments (Kt)	2,103	2,173	1,952	8,378	8,022
- Long shipments (Kt)	508	538	561	2,378	2,486
Steel shipments (Kt)	2,494	2,615	2,391	10,283	10,063
Average steel selling price (US$/t)	1,052	1,102	892	1,014	985
Crude steel production reached 1.8Mt in 4Q 2025, an 8.5% increase compared with 1.7Mt in 3Q 2025, reflecting the recovery of Flat Mexico operations following unplanned maintenance at the Lázaro Cárdenas DRI plant in the prior quarter. Long products operations in Mexico continued to run at reduced levels as the blast furnace underwent preventive maintenance. With the furnace successfully restarted in late January 2026, the segment is now well positioned for increased production.
Sales in 4Q 2025 decreased by 8.0% to $3.0 billion, as compared to $3.3 billion in 3Q 2025 primarily due to lower steel shipments impacted by timing, and lower average steel selling prices.
Operating loss in 4Q 2025 was $21 million as compared to operating income of $28 million in 3Q 2025 (which included an exceptional charge of $97 million related to the purchase price adjustment for the acquisition of Nippon Steel's 50% stake in AM/NS Calvert). Operating loss in 4Q 2025 was impacted by higher depreciation charge due to end of life of certain assets.
EBITDA in 4Q 2025 decreased to $204 million as compared to $300 million in 3Q 2025, primarily due to a negative price-cost effect and lower steel shipments.
Brazil9

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Sales	2,901	2,807	2,889	11,172	12,401
Operating income	229	210	358	608	1,399
Depreciation	(112)	(91)	(96)	(379)	(361)
Impairment items	—	—	(43)	—	(43)
Exceptional items	—	—	—	(453)	—
EBITDA	341	301	497	1,440	1,803
Crude steel production (Kt)	3,636	3,595	3,527	14,350	14,540
- Flat shipments (Kt)	2,584	2,289	2,367	9,264	9,409
- Long shipments (Kt)	1,191	1,257	1,121	4,744	4,732
Steel shipments (Kt)	3,763	3,530	3,478	13,949	14,082
Average steel selling price (US$/t)	692	739	773	736	816
Sales in 4Q 2025 increased by 3.4% to $2.9 billion as compared to $2.8 billion in 3Q 2025, primarily driven by a 6.6% increase in steel shipments reflecting higher slab export volumes, partially offset by a 6.3% decline in average steel selling prices, including the impact of a weaker mix.
Operating income was $229 million in 4Q 2025 as compared to $210 million in 3Q 2025.
EBITDA in 4Q 2025 increased by 13.3% to $341 million as compared to $301 million in 3Q 2025, primarily due to higher steel shipments (flat products up 12.9%, long products down 5.3%) and lower costs, offset in part by lower average steel selling prices including a weaker mix.

Europe

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Sales	6,736	7,186	7,142	28,793	29,952
Operating income	49	233	111	522	386
Depreciation	(271)	(280)	(305)	(1,114)	(1,128)
Impairment items	(32)	—	—	(226)	(36)
Exceptional items	(166)	—	—	(166)	(74)
EBITDA	518	513	416	2,028	1,624
Crude steel production (Kt)	6,398	7,251	7,696	29,166	31,211
- Flat shipments (Kt)	4,743	5,073	5,084	20,473	20,489
- Long shipments (Kt)	1,835	1,931	2,133	7,950	8,183
Steel shipments (Kt)	6,574	7,001	7,213	28,408	28,659
Average steel selling price (US$/t)	906	915	852	894	910
Crude steel production totaled 6.4Mt in 4Q 2025, down 11.8% from 7.3Mt in 3Q 2025, primarily due to required maintenance and the sale of the Bosnian operations.
Sales declined by 6.3% to $6.7 billion in 4Q 2025 as compared to $7.2 billion in 3Q 2025, mainly reflecting a 6.1% decline in steel shipment volume (both Flat and Long products down 6.5% and 5.0%, respectively) impacted by lower production.
Operating income in 4Q 2025 was $49 million as compared to $233 million in 3Q 2025. 4Q 2025 included $166 million of exceptional charges, which comprised $105 million restructuring costs and a $61 million final non-cash charge on the sale of ArcelorMittal Zenica and Prijedor (Bosnia).
EBITDA in 4Q 2025 of $518 million was 1.1% higher as compared to $513 million in 3Q 2025, as lower costs were offset by lower steel shipments and lower average steel selling prices.
Sustainable Solutions

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Sales	2,600	2,596	2,400	10,501	10,722
Operating (loss)/income	(10)	38	(41)	142	57
Depreciation	(71)	(63)	(56)	(235)	(178)
Impairment items	(17)	—	—	(17)	—
Exceptional items	(28)	—	(79)	(28)	(79)
EBITDA	106	101	94	422	314
Sales in 4Q 2025 were broadly stable at $2.6 billion as compared to 3Q 2025.
Operating loss in 4Q 2025 of $10 million compares with an operating income of $38 million in 3Q 2025. 4Q 2025 results include $28 million of exceptional charges related to restructuring costs.
EBITDA in 4Q 2025 of $106 million was 5.9% higher as compared to $101 million in 3Q 2025, driven by a higher contribution from the projects business. EBITDA in FY 2025 of $422 million was 34.4% higher as compared to $314 million in FY 2024, reflecting the benefit of the ramp-up of the India renewables project which is performing in line with expectations and contributed $0.1 billion EBITDA.
Mining

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Sales	908	732	704	3,232	2,663
Operating income	198	142	246	789	770
Depreciation	(116)	(67)	(67)	(316)	(263)
EBITDA	314	209	313	1,105	1,033
Iron ore production (Mt)	10.1	8.5	8.9	35.3	27.9
Iron ore shipment (Mt)	10.1	8.2	7.6	36.3	26.4
Note: Mining segment comprises iron ore operations of ArcelorMittal Mines Canada (AMMC) and ArcelorMittal Liberia.
Sales in 4Q 2025 increased by 24.0% to $908 million as compared to $732 million in 3Q 2025, primarily due to 22.7% higher iron ore shipments, and a 3.5% increase in iron ore reference prices.
Iron ore production increased to 10.1Mt in 4Q 2025 as compared to 8.5Mt in 3Q 2025. During 4Q 2025 and 12M 2025, Liberia achieved record iron ore production and shipments, supported by operational improvements and the ongoing ramp-

up of the Phase 2 capacity expansion. Liberia delivered 10Mt of iron ore shipments and generated $0.2 billion in EBITDA in 12M 2025. The operation is now progressing toward 20Mt annual capacity, with shipments expected to exceed 18Mt by end‑2026 as sinter‑feed output rises and the concentrator continues to ramp up, supporting improved price realization.
Operating income in 4Q 2025 increased to $198 million as compared to $142 million in 3Q 2025, driven by higher iron ore shipments, higher iron ore reference prices and lower costs.
As a result, EBITDA in 4Q 2025 of $314 million was 50.2% higher as compared to $209 million in 3Q 2025.
India and JVs
Income from associates, joint ventures and other investments increased to $206 million in 4Q 2025, as compared to $131 million in 3Q 2025, reflecting improved performance from various investees. Income from associates, joint ventures and other investments was lower in FY 2025 at $635 million, as compared to $779 million in FY 2024, reflecting lower earnings from AMNS India offset in part by incremental contribution from Vallourec which was acquired in August 2024.
ArcelorMittal has investments in various joint ventures and associate entities globally. The Company considers AMNS India (60% equity interest) joint venture to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of its operational performance and value to the Group.
AMNS India

(USDm) unless otherwise shown	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Production (Kt) (100% basis)	1,876	1,832	1,950	7,219	7,544
Shipments (Kt) (100% basis)	2,267	1,939	2,138	7,863	7,933
Sales (100% basis)	1,593	1,496	1,583	6,026	6,515
EBITDA (100% basis)	166	217	133	684	844
Sales increased by 6.5% to $1.6 billion in 4Q 2025 as compared to $1.5 billion in 3Q 2025, driven by a 16.9% increase in steel shipment volumes to a record high, partially offset by lower average steel selling prices.
EBITDA decreased by 23.7% to $166 million in 4Q 2025 as compared to $217 million in 3Q 2025, primarily due to a negative price-cost effect, partially offset by higher steel shipment volumes.
Dividend
The Board of Directors will submit to a shareholders’ vote, at the next annual general meeting, a proposal to increase the dividend to $0.60 per share. The dividend payments would occur on a quarterly basis (to be paid in equal installments in March, June, September and December) taking into account that the first quarter dividend payment to be paid in March 2026 shall be an interim dividend.
Other recent developments
•On December 04, 2025, Moody's Ratings upgraded the long-term issuer ratings of ArcelorMittal to Baa2 from Baa3. They also changed the outlook on ArcelorMittal to stable from positive.
•On November 21, 2025, ArcelorMittal announced that 77,809,772 treasury shares had been cancelled the day before. Post cancellation, the Company held approximately 13.9 million treasury shares as of December 31, 2025, which will be used to service its commitments relating to its Long-Term Incentive Plan. As a result of this cancellation, ArcelorMittal now has 775,000,000 shares in issue.
•On January 30, 2026, the Government of the Republic of Liberia and ArcelorMittal announced that they have signed an amendment to the existing Mineral Development Agreement (MDA), which was ratified on January 29, 2026, via the Liberian legislative process, extending the duration of the agreement to 2050, with a right to renew for a further 25 years. The Company is undertaking feasibility studies for further expansion of its iron ore asset beyond the current phase 2 capacity of 20Mtpa. The railway infrastructure is being expanded so it can transport up to 30Mt of iron ore annually. This railway capacity will be reserved for ArcelorMittal’s use. Under the terms of the agreement ArcelorMittal will pay $200 million to the Government of Liberia for certain rights it acquires per the agreement, namely the mining rights extension and reserved access to railroad capacity the Company is investing in.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

In millions of U.S. dollars	Dec 31, 2025	Sept 30, 2025	Dec 31, 2024
ASSETS
Cash and cash equivalents	5,476	5,733	6,484
Trade accounts receivable and other	3,476	4,504	3,375
Inventories	18,589	18,924	16,501
Prepaid expenses and other current assets	3,027	3,205	3,022
Assets held for sale[8]	37	166	—
Total Current Assets	30,605	32,532	29,382

Goodwill and intangible assets	5,252	5,134	4,453
Property, plant and equipment	41,041	40,297	33,311
Investments in associates and joint ventures	10,393	10,338	11,420
Deferred tax assets	8,860	8,648	8,942
Other assets	1,552	1,818	1,877
Total Assets	97,703	98,767	89,385

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,739	4,377	2,748
Trade accounts payable and other	13,008	12,108	12,921
Accrued expenses and other current liabilities	6,754	6,906	6,156
Liabilities held for sale[8]	19	87	—
Total Current Liabilities	22,520	23,478	21,825

Long-term debt, net of current portion	10,671	10,491	8,815
Deferred tax liabilities	2,294	2,459	2,338
Other long-term liabilities	5,682	5,661	5,121
Total Liabilities	41,167	42,089	38,099

Equity attributable to the equity holders of the parent	54,466	54,603	49,223
Non-controlling interests	2,070	2,075	2,063
Total Equity	56,536	56,678	51,286
Total Liabilities and Shareholders’ Equity	97,703	98,767	89,385

ArcelorMittal Condensed Consolidated Statements of Operations1

	Three months ended			Twelve months ended
In millions of U.S. dollars unless otherwise shown	Dec 31, 2025	Sept 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Sales	14,971	15,657	14,714	61,352	62,441
Depreciation (B)	(856)	(736)	(709)	(2,945)	(2,632)
Impairment items[2] (B)	(10)	—	(80)	(204)	(116)
Exceptional items[3] (B)	(194)	(97)	(142)	871	(216)
Operating income (A)	327	544	529	3,628	3,310
Operating margin %	2.2%	3.5%	3.6%	5.9%	5.3%

Income from associates, joint ventures and other investments (C)	206	131	194	635	779
Impairments and exceptional items of associates, joint ventures and other investments	—	—	—	48	—
Net interest expense	(91)	(84)	(32)	(296)	(110)
Foreign exchange and other net financing (loss)	(450)	(86)	(348)	(413)	(981)
Non-cash mark-to-market (loss) until acquisition of c.28.4% Vallourec shares	—	—	—	—	(83)
(Loss)/income before taxes and non-controlling interests	(8)	505	343	3,602	2,915
Current tax expense	(116)	(166)	(361)	(602)	(1,025)
Deferred tax benefit/(expense)	317	60	(387)	243	(510)
Income tax benefit/(expense) (net)	201	(106)	(748)	(359)	(1,535)
Net income/(loss) including non-controlling interests	193	399	(405)	3,243	1,380
Non-controlling interests loss	(16)	(22)	15	(91)	(41)
Net income/(loss) attributable to equity holders of the parent	177	377	(390)	3,152	1,339

Basic earnings/(loss) per common share ($)	0.23	0.50	(0.51)	4.13	1.70
Diluted earnings/(loss) per common share ($)	0.23	0.49	(0.51)	4.11	1.69

Weighted average common shares outstanding (in millions)	761	761	772	763	788
Diluted weighted average common shares outstanding (in millions)	764	764	772	766	791

OTHER INFORMATION
EBITDA (A-B+C)	1,593	1,508	1,654	6,541	7,053
EBITDA Margin %	10.6%	9.6%	11.2%	10.7%	11.3%

Total Group iron ore production (Mt)	13.1	12.1	12.6	48.8	42.4
Crude steel production (Mt)	12.8	13.6	14.0	55.6	57.9
Steel shipments (Mt)	13.0	13.6	13.5	54.0	54.3

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended			Twelve months ended
In millions of U.S. dollars	Dec 31, 2025	Sept 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Operating activities:
Income attributable to equity holders of the parent	177	377	(390)	3,152	1,339
Adjustments to reconcile net result to net cash provided by operations:
Non-controlling interests income/(loss)	16	22	(15)	91	41
Depreciation and impairments[2]	866	736	789	3,149	2,748
Exceptional items[3]	194	97	142	(871)	216
Income from associates, joint ventures and other investments	(206)	(131)	(194)	(635)	(779)
Impairments and exceptional items of associates, joint ventures and other investments	—	—	—	(48)	—
Deferred tax (benefit)/loss	(317)	(60)	387	(243)	510
Change in working capital	2,383	(417)	1,605	475	102
Other operating activities (net)	(118)	127	144	(262)	675
Net cash provided by operating activities (A)	2,995	751	2,468	4,808	4,852
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(1,247)	(1,237)	(1,133)	(4,337)	(4,405)
Other investing activities (net)	(1)	(274)	15	(214)	(582)
Net cash used in investing activities	(1,248)	(1,511)	(1,118)	(4,551)	(4,987)
Financing activities:
Net (payments)/proceeds relating to payable to banks and long-term debt	(1,617)	1,138	667	(640)	1,231
Dividends paid to ArcelorMittal shareholders	(211)	—	(193)	(421)	(393)
Dividends paid to minorities shareholders (C)	(23)	(52)	(18)	(121)	(187)
Share buyback	—	—	(133)	(262)	(1,300)
Lease payments and other financing activities (net)	(150)	(61)	76	(322)	(31)
Net cash (used)/provided by financing activities	(2,001)	1,025	399	(1,766)	(680)
Net (decrease)/increase in cash and cash equivalents	(254)	265	1,749	(1,509)	(815)
Cash and cash equivalents transferred from (to) assets held for sale	9	17	—	(3)	—
Effect of exchange rate changes on cash	(17)	14	(347)	504	(471)
Change in cash and cash equivalents	(262)	296	1,402	(1,008)	(1,286)

Free cash flow (A+B+C)	1,725	(538)	1,317	350	260

Appendix 1: Capital expenditures1

(USD million)	4Q 25	3Q 25	4Q 24	12M 25	12M 24
North America	229	236	149	688	410
Brazil	214	195	252	728	879
Europe	381	412	267	1,416	1,359
Sustainable Solutions	132	61	142	323	457
Mining	219	264	257	926	1,022
Others	72	69	66	256	278
Total	1,247	1,237	1,133	4,337	4,405

Appendix 1a: Strategic growth projects completed during the last 4 quarters

Segment	Site / unit	Capacity / details	Impact on EBITDA[6]	Key date / forecast completion
Sustainable Solutions	Andhra Pradesh (India)	Renewable energy project: 1GW of nominal solar and wind power	$0.1bn (incl. our share of net income in AMNS India) (fully captured in 2025)	2Q 2025
Mining	Liberia mine	Iron ore expansion to 20Mt/year; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	$450m (of which $0.2bn captured in 2025)	Commissioning underway
North America	Calvert	New 1.5Mt EAF and caster	$85m12	Commissioned
Brazil	Serra Azul mine	Facilities to produce 4.5Mt/year DRI quality pellet feed by exploiting compact itabirite iron ore	$100m	Commissioning underway
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4Mt/year	$70m	Commissioning underway

Appendix 1b: Ongoing strategic growth projects10

Segment	Site / unit	Capacity / details	Impact on EBITDA[6]	Key date / forecast completion
Europe	Mardyck (France)	Facilities to produce 155kt/year non-grain oriented electrical steels ("NOES") (of which 125kt/year for auto applications). Reversing mill ("REV") and annealing and pickling line ("APL")	$100m	2H 2026 REV and 1H 2027 APL
India and JVs	Hazira (India)	Debottlenecking existing assets; AMNS India medium-term Phase 1 plans are to expand and grow in Hazira to ~15Mt; ongoing downstream projects; additional greenfield opportunities under development	$0.4bn (our 60% share of net income for Phase 1 and ongoing downstream projects)	2H 2026
North America	Las Truchas mine (Mexico)	Revamping project with 1Mtpa pellet feed capacity increase (to 2.3Mt/year) with DRI concentrate grade capability	$50m	1H 2027
North America	AM Calvert (US)	Advanced manufacturing facility for non-grain-oriented electrical steel (NOES) with a capacity of up to 150kt per year, essential for EV production and other commercial / industrial applications. The project consists of annealing and pickling line (APL), reversing cold mill (RCM) and annealing and varnishing (ACL)	$230m	2H 2027
Sustainable Solutions	Gujarat (India)	Hybrid renewable energy project comprising 300MWac of solar capacity, approximately 250MW of wind capacity, and a 300MWh Battery Energy Storage System (BESS)	$90m (incl. AMNSI benefits)	1H 2028
Sustainable Solutions	Rajasthan (India)
Large-scale renewable energy investment involving the development of a 400MWac (560MWp) solar power plant, integrated with a 500MWh Battery Energy Storage System (BESS), located in Bikaner, Rajasthan, India
			$60m (incl. AMNSI benefits)	1H 2028

Appendix 2: Debt repayment schedule as of December 31, 2025

(USD billion)	2026	2027	2028	2029	≥2030	Total
Bonds	1.1	1.2	0.6	0.5	4.5	7.9
Commercial paper	0.9	—	—	—	—	0.9
Other loans	0.7	0.4	0.8	0.3	2.4	4.6
Total gross debt	2.7	1.6	1.4	0.8	6.9	13.4
As of December 31, 2025, the average debt maturity is 7.7 years.
Appendix 3: Reconciliation of gross debt to net debt

(USD million)	Dec 31, 2025	Sept 30, 2025	Dec 31, 2024
Gross debt	13,410	14,868	11,563
Less: Cash and cash equivalents	(5,476)	(5,733)	(6,484)
Less: Cash and cash equivalents held as part of the assets held for sale[8]	(3)	(12)	—
Net debt (including Cash and cash equivalents held as part of assets held for sale)	7,931	9,123	5,079
Appendix 4: Adjusted net income and adjusted basic EPS

(USD million)	4Q 25	3Q 25	4Q 24	12M 25	12M 24
Net income attributable to equity holders of the parent	177	377	(390)	3,152	1,339
Impairment items[2]	(10)	—	(80)	(204)	(116)
Exceptional items[3]	(194)	(97)	(142)	871	(216)
Impairments and exceptional items of associates, joint ventures, and other investments	—	—	—	48	—
Mark-to-market loss on purchase of stake in Vallourec	—	—	—	—	(83)
Related tax impacts and one-off tax charges[3]	(273)	—	(572)	(501)	(572)
Adjusted net income attributable to equity holders of the parent	654	474	404	2,938	2,326

Weighted average common shares outstanding (in millions)	761	761	772	763	788
Adjusted basic EPS $/share	0.86	0.62	0.52	3.85	2.95
Appendix 5: Terms and definitions
Unless indicated otherwise, or the context otherwise requires, references in this earnings release to the following terms have the meanings set out next to them below:
Adjusted basic EPS: refers to adjusted net income divided by the weighted average common shares outstanding.
Adjusted net income: refers to reported net income(loss) less impairment items and exceptional items (including mark-to-market on purchase of Vallourec shares and related tax impacts and one-off tax charges).
Apparent steel consumption: calculated as the sum of production plus imports minus exports.
Average steel selling prices: calculated as steel sales divided by steel shipments.
Cash and cash equivalents: represent cash and cash equivalents, restricted cash and short-term investments.
Capex: represents the purchase of property, plant and equipment and intangibles. The Group’s capex figures do not include capex at the JVs level (i.e. AM/NS Calvert until June 18, 2025 and AMNS India).
Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.
Depreciation: refers to amortization and depreciation.
EPS: refers to basic or diluted earnings per share.
EBITDA: defined as operating income (loss) plus depreciation, impairment items and exceptional items and income (loss) from associates, joint ventures and other investments (excluding impairments and exceptional items if any).
EBITDA/tonne: calculated as EBITDA divided by total steel shipments.
Exceptional items: income / (charges) relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.
Free cash flow (FCF): refers to net cash provided by operating activities less capex less dividends paid to minority shareholders. The term free cash outflow is used when the difference is negative (i.e. negative free cash flow)
Foreign exchange and other net financing income(loss): include foreign currency exchange impact, bank fees, interest on pensions, impairment of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.
Gross debt: long-term debt and short-term debt.

Impairment items: refers to impairment charges net of reversals
Income from associates, joint ventures and other investments: refers to income from associates, joint ventures and other investments (excluding impairments and exceptional items, if any).
Investable cash flow: refers to net cash provided by operating activities less maintenance/normative capex.
Iron ore reference prices: refers to iron ore prices for 62% Fe CFR China. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Kt: refers to thousand metric tonnes.
Liquidity: defined as cash and cash equivalents (included cash held as part of assets held for sale) plus available revolving credit facilities
LTIF: refers to lost time injury ("LTI") frequency rate equals lost time injuries per 1,000,000 worked hours (own personnel and contractors) and includes fatalities; an LTI is an incident that causes an injury that prevents the person from returning to his/her next scheduled shift or work period.
Maintenance/normative capex: refers to capital expenditures outside of strategic capital expenditures and decarbonization projects (and includes cost reduction plans and environment projects as well as general maintenance capital expenditures).
Mt: refers to million metric tonnes.
Net debt: long-term debt and short-term debt less cash and cash equivalents (including cash and cash equivalents held as part of assets held for sale)
Net interest expense: includes interest expense less interest income.
Operating results: refers to operating income/(loss).
Operating segments: North America segment includes the Flat, Long and Tubular operations of US, Canada and Mexico; and also includes all Mexico mines. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica, Venezuela; and also includes Andrade and Serra Azul captive iron ore mines. The Europe segment includes Flat and Long operations, and through October 30, 2025, included Bosnia and Herzegovina captive iron ore mines; Sustainable Solutions division includes Downstream Solutions and Tubular operations of the European business and our renewables operations in India. The Others segment includes the Flat, Long and Tubular operations of Ukraine and South Africa, the captive iron ore mines in Ukraine, holding companies and intragroup stock margin eliminations. Mining segment includes iron ore operations of ArcelorMittal Mines Canada and ArcelorMittal Liberia.
Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.
Price-cost effect: a lack of correlation or a lag in the corollary relationship between raw material and steel prices, which can either have a positive (i.e. increased spread between steel prices and raw material costs) or negative effect (i.e. a squeeze or decreased spread between steel prices and raw material costs).
Shipments: information at segment and Group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.
Working capital change (working capital investment / release): refers to movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

Footnotes
1.The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. Segment information presented in this press release is prior to inter-segment eliminations and certain adjustments made to operating results of the segments to reflect corporate costs, income from non-steel operations (e.g. logistics and shipping services) and the elimination of stock margins between the segments.
2.Impairment charges of $204 million in 12M 2025 primarily relates to announced divestment of Zenica integrated steel plant and Prijedor iron ore mining business in Bosnia for $194 million in 2Q 2025.
3.For 12M 2025, the Company reported an exceptional net gain of $871 million, which includes a $1,645 million net gain from the acquisition of Nippon Steel’s 50% stake in ArcelorMittal Calvert partially offset by a $0.4 billion charge related to settling the purchase‑price dispute concerning Votorantim’s long steel business in Brazil, exceptional charges totalling $194 million ($105 million of restructuring costs in Europe, $28 million related to Sustainable Solutions, and a non‑cash loss of $61 million arising from the sale of ArcelorMittal Zenica and Prijedor in Bosnia). For adjusted net income calculations, the Company also treated certain deferred tax asset and related deferred tax expense impacts as exceptional items: 4Q 2025 in the amount of $273 million; 2Q 2025 in the amount of $228 million.
4.See Appendix 4 for the reconciliation of adjusted net income and adjusted basic earnings per share.
5.September 2020 was the inception date of the ongoing share buyback programs. Under the new 10 million share buyback program launched in April 2025, the Company has repurchased 2 million shares (20% of the tranche) up to the end of 4Q 2025.
6.The estimate of potential additional contribution to EBITDA is based on assumptions once ramped up to full capacity and assuming prices/spreads generally in line with the averages of 2015-2020. Other projects under development include the construction of a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility. The project is undergoing internal approvals, and ArcelorMittal Brasil is currently moving forward with detailed engineering (full feasibility study). As of December 31, 2025, last twelve-months investable cash flow of $1.9 billion consisting of cash flow from operations of $4.8 billion less normative/maintenance capex of $2.9 billion. As of December 31, 2025, last twelve-month capex of $4.3 billion included strategic capex of $1.1 billion and decarbonization capex of $0.3 billion.
7.Liquidity at the end of December 31, 2025, of $11.0 billion consisted of cash and cash equivalents of $5.5 billion (including cash and cash equivalents held as part of assets held for sale) and $5.5 billion of available credit lines. On April 30, 2025, the facility agent confirmed that all Revolving Credit Facility (RCF) lenders have agreed to our one-year extension request dated February 2, 2025. Consequently, the maturity of the ArcelorMittal $5.5 billion RCF is extended by one year to May 29, 2030.
8.Assets and liabilities held for sale are related to the announced divestment of Tubular subsidiary.
9.The acquisition of Votorantim’s long steel business in Brazil in 2018 significantly strengthened ArcelorMittal’s market position, adding approximately 2Mt of annual production capacity, increasing market share, and unlocking cost efficiencies alongside substantial operational, logistics, and procurement synergies. As part of the original deal structure, Votorantim and ArcelorMittal retained certain put and call option rights. In March 2022, Votorantim exercised its put option, resulting in a valuation dispute that proceeded to arbitration in Brazil. Following hearings in October 2024, the parties reached a settlement in June 2025, under which ArcelorMittal Brasil will pay approximately $546 million over three years. Net of amounts previously provisioned, ArcelorMittal recorded a net amount of $0.4 billion in 2Q 2025 as an exceptional item. The first instalment of $0.2 billion was paid in 3Q 2025, with 3 further annual payments of $0.1 billion due.
10.Strategic capex project updates: The ~$0.2 billion Las Truchas project will supply 2.3Mt/year of concentrate to ArcelorMittal Mexico, with production now expected in 1H 2027 following permitting delays.
11.On December 19, 2025, ArcelorMittal extended the conversion date for the $0.7 billion privately placed mandatory convertible bond (MCB) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. The mandatory conversion date of the bond has been extended to January 28, 2028. The other main features of the MCB remain unchanged. The bond was placed privately with Credit Agricole Corporate and Investment Bank and is not listed.
12.New EAF provides highest quality, domestically melted and poured slabs; EBITDA benefit of $85m is calculated versus the prior Cliffs slab supply contract (versus imported slabs the benefit is significantly higher).

Fourth quarter 2025 earnings analyst conference call
ArcelorMittal Management will host a conference call for members of the investment community to present and comment on the three-month and twelve-month period ended December 31, 2025 on: Thursday February 5, 2026, at 9.30 US Eastern time. 14.30 London time and 15.30 CET.
To access via the conference call and ask a question during the Q&A, please register in advance: https://register-conf.media-server.com/register/BI2d188f63d8224cb7ae9aa3ec211e9c7c
Alternatively, the webcast can be accessed at: https://edge.media-server.com/mmc/p/wmbcpqs6
A copy of the earnings call transcript will also be available on the website.

Forward-Looking Statements
This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target”, "projected", "potential", "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.
Non-GAAP/Alternative Performance Measures
This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA and EBITDA/tonne, free cash flow (FCF), adjusted net income and adjusted basic earnings per share which are non-GAAP financial/alternative performance measures, as additional measures to enhance the understanding of its operating performance. The definition of EBITDA includes income from share of associates, JVs and other investments (excluding impairments and exceptional items if any, of associates, JVs and other investments) because the Company believes this information provides investors with additional information to understand its results, given the increasing significance of its joint ventures. ArcelorMittal believes such indicators are relevant to provide management and investors with additional information. ArcelorMittal also presents net debt, liquidity and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. Investable cash flow is defined as net cash provided by operating activities less maintenance/normative capex, and the Company thus believes that it represents a cash flow that is available for allocation at management’s discretion. The Company’s guidance as to free cash flow and additional EBITDA estimated to be generated from certain projects is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal is unable to reconcile, without unreasonable effort, such guidance to the most directly comparable IFRS financial measure, due to the uncertainty and inherent difficulty of predicting the occurrence and the financial impact of items impacting comparability. For the same reasons, ArcelorMittal is unable to address the significance of the unavailable information. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative to, ArcelorMittal's financial information prepared in accordance with IFRS. Comparable IFRS measures and reconciliations of non-GAAP financial/alternative performance measures are presented herein.
About ArcelorMittal
ArcelorMittal is one of the world's leading steel and mining companies, with a presence in 60 countries and primary steelmaking facilities in 14 countries. In 2025, ArcelorMittal had revenues of $61.4 billion and crude steel production of 55.6 million metric tonnes, while iron ore production reached 48.8 million metric tonnes.
Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: https://corporate.arcelormittal.com/
Enquiries
ArcelorMittal investor relations: +44 207 543 1128; ESG: +44 203 214 2801 and Bonds/credit: +33 1 57 95 50 35.
E-mail: investor.relations@arcelormittal.com
ArcelorMittal corporate communications (e-mail: press@arcelormittal.com) +44 207 629 7988. Contact: Paul Weigh +44 203 214 2419